Exhibit 99.1

Carlos Zarlenga is Appointed North America Chief Operating Officer, Replacing Mark Stewart

AMSTERDAM, January 16, 2024 – Effective February 1, 2024, Carlos Zarlenga will replace Mark Stewart to leverage further improvements in Stellantis’ performance in North America and unleash the iconic American brands portfolio potential in close cooperation with their CEOs.

Carlos Zarlenga is a seasoned leader with more than a decade of automotive experience in EMEA, Asia Pacific and Latin America, together with a strong financial background. Since he joined Stellantis in 2022 as President of Stellantis Mexico, he has delivered a year-on-year improvement in sales performance, market share and AOI, leading to the best profit level ever recorded in Mexico.

Carlos Zarlenga graduated from Universidad de Belgrano – Buenos Aires, Argentina.

“In the very demanding North American market with many obstacles to overcome in order to foster the performance of the Company, Carlos Zarlenga is the best leader among our talent pool to replace Mark Stewart and to drive the change in our business model towards electrification in the region. Carlos Zarlenga has demonstrated his ability to bring together and unite diverse teams and to deliver the expected results,” said Carlos Tavares, CEO of Stellantis. “I would like to thank Mark Stewart for his contribution to this role after a three-year cycle, corresponding to the date of creation of Stellantis and I wish him the best in his new position.”

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About Stellantis

Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com